Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Tiziana Life Sciences Clarifies Reason for Filing an Amended ADS Registration Statement

ADS Registration Statement filed in order to Increase Capacity under the ADS
Facility to Exchange Ordinary Shares for ADSs

New York/London, 28 August, 2020 – Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (“Tiziana” or the “Company”), a clinical stage biotechnology company developing targeted drugs for cancer, inflammatory diseases and COVID-19, today announced the clarification of the reason for filing a corrected amendment registration statement on Form F-6 registering additional American Depositary Shares (ADSs). The registration statement was not filed to register shares for a capital raise, but for the sole purpose of increasing the number of ADSs available for shareholders to exchange ordinary shares of Tiziana for ADSs. Over the past few months, an increasing number of ordinary shares have been exchanged for ADSs. Each ADS represents two (2) ordinary shares.

The person who arranged for the release of this announcement on behalf of the Company was Keeren Shah, Finance Director of the Company.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIM: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation, and infectious diseases. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn’s disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The Company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of hospitalized COVID-19 patients with severe respiratory symptoms.

For further enquiries:

United Kingdom:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0880

Optiva Securities Limited (Broker) Robert Emmet	+ 44 (0)20 3981 4173

United States:

Investors
Dave Gentry, CEO
RedChip Companies Inc.
407-491-4498
dave@redchip.com